OPERATING AGREEMENT
OF

FOLK REVIVAL LLC

This Operating Agreement (this "Agreement") of Folk Revival LLC (the "Company"), organized pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18 (as amended from time to time, the "Act"), is entered into and shall be effective as of December 13, 2021 (the "Effective Date"), by and among the Company and the Persons executing this Agreement as of the Effective Date (the "Members"), and each other Person who becomes a Member after the Effective Date, in accordance with the terms of this Agreement.

RECITALS

WHEREAS, an authorized Person executed and filed the Certificate of Formation of Folk Revival LLC (the "Certificate") with the Office of the Secretary of State of the State of Delaware, dated as of November 17th, 2021, thereby forming the Company as a limited liability company under and pursuant to the Act; and

WHEREAS, the Company and the Members now desire to enter into this Agreement upon, and subject to, the terms, covenants and conditions herein stated.

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings herein specified and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, all capitalized terms utilized herein but not otherwise defined herein shall have the respective meanings set forth on Appendix I attached to this Agreement.

2. FORMATION

2.1 Organization. The Company is organized as a Delaware limited liability company pursuant to the provisions of the Act.

2.2 Agreement. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement (including any and all Members executing this Agreement after the Effective Date) hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended and/or restated. It is the express intention of the Members and the Company that this Agreement shall (i) completely replace, supersede and terminate, in their entirety any and all previous operating agreements and/or similar governing documents of the Company, including, without limitation, prior agreements, and (ii) be the sole source of agreement of the parties with respect to the subject matter hereof, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or

Treasury Regulations or is expressly prohibited or ineffective under the Act or any other applicable law, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be deemed to be amended to the least extent necessary in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

2.3 Name. The name of the Company is "FOLK REVIVAL LLC", and all business of the Company shall be conducted under that name; provided, however, that the Company may obtain one or more "d/b/a" names for the Company, as determined from time to time by the Managing Member, and shall operate under such name.

2.4 Term. The term of the Company shall continue in full force and effect indefinitely unless the Company is earlier dissolved in accordance with the provisions of this Agreement or by operation of law. The existence of the Company as a separate legal entity will continue until cancellation of the Certificate in the manner required by the Act.

2.5 Registered Agent and Office. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Certificate. The Managing Member, may, from time to time, change the registered agent or office through appropriate filings with the Office of the Secretary of State of the State of Delaware. In the event the registered agent ceases to act as such for any reason or the registered office changes, the Managing Member shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Managing Member shall fail to designate a replacement registered agent or file a notice of change of address of the registered office, any Member may designate a replacement registered agent or file a notice of change of address.

2.6 Principal Office. The Principal Office of the Company shall be located at 87 Norman Place, Tenafly, New Jersey 07670 or such other address within or without the State of Delaware as the Managing Member may determine from time to time.

3. PURPOSE; NATURE OF BUSINESS

The business purpose of the Company is to directly or indirectly (a) operate the Company Business, and (b) to generally engage in any and all other business activities permitted under the laws of the State of Delaware. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section 3.

4. ACCOUNTING AND RECORDS

4.1 Records to be Maintained. The Company shall maintain all records required by the Act at the principal office, including, without limitation:

(a) a current list of the full name and last known mailing address of each Member, together with information relating to each Member's number of Units, which list shall be updated from time to time by the Company;

(b) a copy of the Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Certificate or any such amendment has been executed;

(c) copies of the Company's federal, state (including sales tax) and local income or information tax returns and reports for the three (3) most recent Fiscal Years; and

(d) a copy of this Agreement including all amendments thereto.

Any Member (or the Member's duly authorized accountants, attorneys and/or other representatives) may, at its own expense, at any time and from time to time, during normal business hours and upon at least ten (10) days' written notice, inspect and copy the documents and information enumerated above at the principal office.

4.2 Reports to Members. From time to time during the term of this Agreement, each Member (other than any Member in respective of Incentive Units) who then maintains a Percentage Interest equal to, or greater than, fifteen percent (15%), may request that the Managing Member provide such Member with copies of the Company's (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements, and in either case, the Managing Member shall provide the same within a reasonable time thereafter, unless the Managing Member reasonably determines that such Member is a competitor of the Company.

4.3 Proper Purpose. Each Member acknowledges and agrees that, subject to the rights of certain Members as set forth in Section 4.1 or Section 4.2 and pursuant to applicable law: (a) the Company may withhold access to books and records requested by, or to be provided to, any Member pursuant to this Section 4, at law or otherwise, if the Managing Member determines in its reasonable, but sole, discretion that such Member lacks a proper purpose for receiving such access; and (b) the Managing Member's determination of a proper purpose hereunder shall be final and binding on the Members and the Company. For the purposes of this Section 4.3, "proper purpose" shall mean a purpose reasonably related to such Person's interest as a Member.

4.4 Tax Returns and Reports. The Managing Member, at the Company's expense, shall prepare and timely file income tax returns of the Company in all jurisdictions where such filings are required, and shall prepare and deliver to each Member, at the Company's expense, all information returns required and reports by the Code and Treasury Regulations and Company information necessary for the preparation of the Members' federal income tax returns. Notwithstanding the foregoing, holders of Incentive Units shall only be entitled to receive a Schedule K-1 (or similar form) pertaining to such holder's interest in the Company, and shall not be entitled to receive the entire tax return or any other information reporting of the Company.

4.5 Waiver of Information Rights. Notwithstanding anything to the contrary herein, the holders of Incentive Units waive, to the greatest extent permitted by law, any and all rights to receive

information regarding the Company and its subsidiaries, their respective businesses (including the Company Business), operations and access to their respective books and records. The Managing Member may, in its discretion, in lieu of providing any holder of Incentive Units with a complete version of Schedule A, elect to provide any such Incentive Unit holder with a redacted or partial version of Schedule A containing only such information as the Managing Member determines appropriate under the circumstances; provided, that any such redacted or partial version of Schedule A shall contain at least such Incentive Unit holder's Percentage Interest. The foregoing provisions of this Section 4.5 are expressly intended to override, and are included herein in lieu of, the provisions set forth in the Act.

5. OUTSTANDING UNITS

The outstanding Units as of the Effective Date are as stated on Schedule A, as the same may be modified from time to time in accordance with the terms of this Agreement.

6. RIGHTS AND DUTIES OF MEMBERS

6.1 Management Rights. The management of the Company is vested solely and exclusively in the Managing Member. The Members (in their capacity as such) shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Certificate. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Managing Member, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose. The Managing Member shall manage the day-to-day business of the Company in accordance with Section 7 below. Notwithstanding the foregoing or anything to the contrary herein, the Managing Member shall have the power to establish a management committee, upon the terms, and as and when the Managing Member so determines, in the Managing Member's sole discretion, without any approvals from the Members, which management committee members (if any) may be appointed and removed by the Managing Member in its sole discretion, and which management committee may be eliminated by the Managing Member, at any time, in its sole discretion.

6.2 Limitation of Liability. A Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except as otherwise provided in Section 6.3 and as otherwise required by the Act and any other applicable law.

6.3 Liability of a Member to the Company. A Member who or which receives a Distribution made by the Company when the Company's liabilities exceed its assets (after giving effect to such Distribution) shall be liable to the Company for the amount of such Distribution to the extent, but only to the extent, now or hereafter required by the Act.

6.4 Indemnification. A Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any unauthorized action by such Member.

6.5 Conflicts of Interest. A Member, including the Managing Member, does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member, including the Managing Member, may lend money to and transact other

business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair and reasonable to the Company. Except as expressly set forth herein or in any separate written agreement made by and between any Member and the Company, no Member shall be limited in its ability to conduct other business outside the business of the Company, as such Member, in his, her or its sole and exclusive discretion, determines, and this Agreement shall not entitle the Company or any of its other Members to any rights or benefits related to such outside business interests.

6.6 Signature Authority on Company Bank Accounts. The signature of the Managing Member, or any appropriate officer designated by the Managing Member, shall be required for the signing of any Company checks or other similar obligations.

6.7 Members' Right to Act; Member Action by Written Consent or Telephone Conference. Except as expressly provided in this Agreement or by non-waivable provisions of the Act, Members shall not have any voting or consent rights under this Agreement or the Act with respect to the Units held by such Person, including with respect to any matters to be decided by the Company or any other governance matters described in this Agreement, and each Member, by its acceptance of any Units or by becoming a party hereto, expressly waives any consent or voting rights (except to the extent expressly provided in this Agreement) or other rights to participate in the governance of the Company, whether such rights may be provided under the Act or otherwise. Except as expressly otherwise provided in this Agreement and except for non-waivable provisions of the Act, the holders of vested Units shall be entitled to one vote per vested Unit held by such holder on all matters (if any) submitted to the Members for a vote. The actions by the Members permitted hereunder may be taken at a meeting called by the Members holding at least a majority of the Units entitled to vote on or consent to the applicable matter on at least twenty-four hours' prior written notice to the other Members entitled to vote thereon or consent thereto, which notice shall state the purpose or purposes for which such meeting is being called. Each voting Member shall be allowed to participate in any such meeting of the Members by means of telephone. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), the Members entitled to vote or consent as to whom it was improperly called or held appears at such meeting without protest, or either before, at or after the meeting, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting and without a vote) so long as such consent is signed by the Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereto.

6.8 Representations and Warranties; Acknowledgement of Investment Risk. Each Member, and in the case of a trust or other entity, the individual(s) executing this Agreement on

behalf of the entity (on or after the Effective Date), hereby represents and warrants to the Company and each other Member that:

(a) if that Member is an entity, it has power to enter into this Agreement and to perform its obligations hereunder and that the individual(s) executing this Agreement on behalf of the entity has the power to do so;

(b) the Member was not under any physical or economic duress to enter into this Agreement;

(c) the Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any other Person is required in order to give effect to the transactions contemplated herein;

(d) the Member's obligations under this Agreement are valid, binding and enforceable against the Member in accordance with its terms;

(e) except as specifically provided herein, in relation to this Agreement, no representations have been made to the Members by the Company, David Cantor (the "Founder"), the Managing Member, any other Member or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries as to any matter in relation to the assets, liabilities, income, expenses or contemplated businesses of the Company or its subsidiaries or any other aspects of the Company or its subsidiaries and/or transactions in regard to any of the foregoing that have been consummated or agreed to, or are being negotiated or planned or if such representations were made, they have not been relied on by the Member in entering into this Agreement;

(f) there have been no representations made to the Member that the Company (and/or its subsidiaries) will be able to obtain financing or any additional financing;

(g) there have been no representations made in regard to the tax consequences of an investment in the Company and the Member has relied on its own professionals to determine the tax consequences to such Member of an investment in the Company, and each Member hereby covenants, acknowledges and agrees that any tax liability arising from such Member's investment in the Company and/or from the Company's issuance of Units, options or other equity securities to any Member, in each case, shall be the sole responsibility of that Member;

(h) subject to the terms of Section 9.1(b), the Member understands that the Member may have taxable income as a result of an investment in the Company but not receive Distributions to fund the payment of any tax liability resulting from such taxable income;

(i) the Member has had the opportunity to review all records, documents or agreements relating to the Company (and/or its subsidiaries) and/or to have said records, documents or agreements reviewed by his, her or its representatives, and to the extent the

Member did not do so, it was the Member's own decision not to do so;

(j) subject to the terms of Section 11.8, the Member acknowledges that the Company has the right to issue additional Units and/or other securities of the Company and to admit additional Members, each of which would result in a reduction in each Member's Percentage Interest;

(k) the Member is (i) an "accredited investor" and has knowledge, sophistication and experience in financial and business matters such that it is capable of evaluating the merits and risks of receiving and owning its Units and is able to bear the economic risk of such ownership, or (ii) an employee of or consultant to the Company in receipt of Incentive Units in accordance with Rule 701 promulgated under the Securities Act of 1933, as amended (the "Securities Act");

(l) the Member is a United States Person (as such term is defined for purposes of Regulation S under the Securities Act and Code Section 7701(a)(30)) or if the Member is not a "United States Person" for purposes of the Securities Act or Code, the Member has satisfied itself as to the full observance of the laws of its jurisdiction in connection with its receipt of Units, including, without limitation, any and all (i) foreign exchange restrictions applicable to the ownership of the Units, (ii) governmental or other consents that may need to be obtained and (iii) income tax and other tax consequences, if any, that may be relevant to Member's ownership of Units;

(m) the Member has been represented by qualified independent counsel in reviewing this Agreement and otherwise in determining whether to enter into this Agreement;

(n) the Member has been advised that the Units may not be sold, assigned or otherwise transferred except in compliance with the provisions of Section 11 of this Agreement and it must bear the economic risk of the Unit(s) for an indefinite period of time;

(o) the Member acknowledges that the Units to be received by the Member hereunder shall be held for investment purposes only and not with a view to or for sale, public distribution or resale, and it has no present intention of selling, assigning, granting a participation in, or otherwise distributing the interest (except as permitted hereunder);

(p) the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws, and may not be resold or transferred without appropriate registration or the availability of an exemption from such requirements;

(q) the Member understands that the provisions of Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act ("Rule 144"), other than as specifically set forth herein, will not be available for the sale of the Units and that hence, any Disposition of the Units may require compliance with such other exemption as may be available under the Securities Act; and that the Company is under no obligation to take any action in furtherance of making Rule 144 or any exemption available, and in view of the foregoing, the Members may be required to hold the Unit(s) purchased by

the Member indefinitely and, therefore, may be unable to liquidate the Unit(s) in case of an emergency;

(r) owning Units is speculative and involves a high degree of risk of loss;

(s) the Member is entering into this Agreement based on the Member's own knowledge, study and analysis, rather than based on any representations made by the Company, the Founder, the Managing Member, any other Member or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries;

(t) if and to the extent that all material facts have not been disclosed to the Member, the Member waives the providing of such disclosures and is nevertheless entering into this Agreement;

(u) the Member has sufficient liquid assets to carry the Unit(s) owned by the Member;

(v) the Member is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) of the Securities Act. Neither the Member nor any of its beneficial owners appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"). The Member further represents that the monies used to fund its investment in the Units are, to the knowledge of the Member, not derived from, invested for the benefit of, or related in any way to, governments of, or Persons within, any country (i) under the U.S. Embargo enforced by OFAC, (ii) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (iii) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." The Member further represents that it does not know or have any reason to suspect that (A) the monies used to fund its investment in the Units have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (B) the proceeds of such Member's investment in the Units will be used to finance any illegal activities; and

(w) Schedule A is true and correct with respect to each Member's name and the number of Units owned by the Member, in each case, as of the Effective Date.

6.9 Incentive Units. Each of the Members acknowledges and agrees that at any time after the Effective Date, the Managing Member may create and adopt an incentive plan to provide for the issuance of Units (the "Incentive Units"), and/or issue individual grants of Incentive Units in the absence of such incentive plan, to the employees (including without limitation, the Managing Member), directors, consultants, influencers and other third parties assisting the Company, in such amounts as determined by the Managing Member from time to time, which Incentive Units may be issued in the form of Unit options, restricted Units, profits interest Units and/or any other lawful form of equity compensation. Incentive Units issued in the form of a "profits interest" shall constitute a profits interest within the meaning of Revenue Procedures 93-27 and 2001-43. In accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS

Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Treasury Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Treasury Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of Units while the safe harbor election remains effective. Incentive Units shall be subject to the terms, as determined by the Managing Member, and as provided in the Incentive Unit grant document to be delivered to the Person receiving Incentive Units at the time of grant which shall include the number of Units represented by such Incentive Units, the hurdle or grant/strike price applicable to the Incentive Units (which shall be set at no less than fair value at the time of grant, as determined by the Managing Member), whether and when such Incentive Units receive Distributions (if any), the portion of the Incentive Units that are vesting Units or performance Units, if any, the financial or other objectives that must be satisfied with respect to Incentive Unit, if any, and any other terms or conditions deemed appropriate by the Managing Member including, without limitation, repurchase and forfeiture upon the occurrence of certain events. All rights of "Members" by virtue of Incentive Units shall be subject to, and limited by, the terms of the Incentive Unit grant document. Each holder of Incentive Units shall be treated as the owner of any Incentive Units granted thereto from the date of grant, subject to the terms of the grant, and each holder of Incentive Units shall take into account the distributive share of the Company's income, gain, loss, deduction, and credit associated with such Incentive Units determined in accordance with this Agreement in computing each Incentive Units holder's income tax liability for the entire period during which such Incentive Unit holder owns the Incentive Unit. Holders of Incentive Units shall not have any rights of Members of the Company or otherwise, except as specifically stated herein, and the Incentive Units shall be non-voting Units and such holders of Incentive Units shall have no voting rights for all matters under this Agreement unless specifically required by the Act, and have specifically waived rights to information as set forth in Section 4.5.

6.10 Members as Employees. No Member shall be entitled to employment with the Company or any of its Affiliates by virtue of being a Member.

6.11 Voluntary Loans. The Company may, in its sole discretion, borrow money from one or more Members (including the Founder). Any such voluntary loans shall not be deemed an additional Capital Contribution but shall be a debt obligation of the Company and shall be on such terms as the Managing Member shall reasonably determine.

6.12 Power of Attorney.

(a) Appointment; Power. Each of the Members hereby irrevocably makes, constitutes and appoints the Managing Member and the liquidating trustee, if any, in such capacity as liquidating trustee for so long as it acts as such, and each of them (each such Person, the "Attorney"), as such Member's true and lawful agent and attorney-in-fact, with full power of substitution, and with full power and authority to act in such Member's name and on such Member's behalf, to make, execute, deliver, swear to, acknowledge, file and record (i) copies of this Agreement, and any amendment, modification or change to this Agreement adopted as herein provided; (ii) the original Certificate and all amendments thereto

required or permitted by law or the provisions of this Agreement; (iii) all certificates and other instruments deemed necessary by the Managing Member or any liquidating trustee to carry out the provisions of this Agreement or applicable law, to permit the Company to be treated as a partnership for federal income tax purposes or to provide limited liability to Members in each jurisdiction in which the Company may be doing business; (iv) all agreements, instruments of transfer, certificates and other documents deemed necessary or desirable by the Managing Member in connection with a sale of the Company as provided in Section 11.5 and consistent with the terms and conditions thereof; (v) all conveyances and other instruments or documents deemed necessary by the Managing Member or any liquidating trustee to effect the dissolution or termination of the Company, including a certificate of cancellation (or similar document); (vi) any certificate of fictitious name, if required by law, for the Company; and (vii) such other certificates or instruments as may be required under the laws of the State of Delaware or any other jurisdiction, or by any regulatory agency, as the Managing Member may deem necessary or advisable.

(b) Nature of Power. The power of attorney granted herein:

(i) is coupled with an interest, shall be irrevocable and shall survive and shall not be affected by the subsequent incapacity of any Member;

(ii) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them; and

(iii) shall survive the assignment by a Member of all or any portion of its Units; provided, however, that, where the assignee of all of such Member's Units has been approved by the Managing Member for admission to the Company as a Substitute Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

(c) Further Documents. Each Member shall execute and deliver to the Company within fifteen (15) days after receipt of the Managing Member's request therefor such further designations, powers-of-attorney and other instruments as the Managing Member reasonably deems necessary to carry out the terms of this Agreement.

6.13 Company Unit Repurchase Right.

(a) Company Licenses. Each Member hereby acknowledges and agrees that he/she/it shall be required to truthfully submit certain documents and provide all legally required disclosures (and, if necessary, be fingerprinted) as required, from time to time, by the Department of Homeland Security or other federal, state or local agency or department. In the event that the Managing Member determines in good faith that the continued ownership of Units by any particular Member (an "Offending Member") jeopardizes (for any reason whatsoever) the Company's ability to obtain, maintain, expand, and/or modify any license held by the Company (or any future or additional license held by the Company or any of its

subsidiaries), due to some action, inaction, or alleged action or inaction of such Offending Member, then, the Company may repurchase all Company Units owned by such Offending Member in accordance with Section 6.13(b).

(b) Company Repurchase Right. In the case of an Offending Member, the Company may, without any action by, or signature of, such Offending Member, upon written notice by the Company to such Offending Member (the "Repurchase Notice"), immediately repurchase all Company Units owned by such Offending Member for a purchase price equal to the book value of such Units (as determined by the Company's accountants, as of the date of the Repurchase Notice). Each Member hereby irrevocably agrees that: (i) the book value of the Units of an Offending Member as determined by the Company's accountants, and the repurchase by the Company of such Units, shall be deemed final, binding and non-appealable upon receipt by such Offending Member of a Repurchase Notice, (ii) the only legal recourse against the Company of an Offending Member shall be to commence an action against the Company for monetary damages only, and (iii) each Member hereby irrevocably waives any claim to enjoin the Company from any such repurchase or for rescission of such repurchase. Each Member acknowledges and agrees that the terms of this Section 6.13 are necessary for the well-being and protection of the Company and expressly agrees to be bound by the terms hereof.

7. MANAGEMENT OF THE COMPANY

7.1 The Managing Member; Delegation of Authority and Duties.

(a) Members and Managing Member. Subject to the terms and conditions of this Agreement, the Managing Member, on behalf of the Members, shall have the sole and exclusive right and authority to manage and control the business and affairs of the Company, and shall possess all rights and powers of a "manager" of a limited liability company as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Members hereby agree to the exercise by the Managing Member of all such powers and rights conferred on them by the Act and this Agreement with respect to the management and control of the Company. No Member, in its capacity as a Member, shall have any power to act for, sign for or do any act that would bind the Company. Each Member acknowledges and agrees that, except as otherwise expressly provided in this Agreement, no Member shall, in its capacity as a Member, be bound to devote any or all of such Member's business time to the affairs of the Company, and that each Member and such Member's Affiliates do and will continue to engage for such Member's own account and for the account of others in other business ventures.

(b) Delegation by Managing Member. The Managing Member shall have the power and authority to delegate to one or more Persons the Managing Member's rights and powers to manage and control the business and affairs of the Company, including to delegate to Officers, agents and employees of the Company or any Member. The Managing Member may authorize any Person (including, without limitation, any Member or Officer) to enter into and perform under any document on behalf of the Company.

7.2 Appointment and Removal of Managing Member.

(a) Appointment. The Founder shall be entitled to appoint the Managing Member. The initial Managing Member shall be the Founder.

(b) Removal. The Founder (or in the event of the death of the Founder, the Founder's Permissible Transferee) shall have the sole and exclusive right to remove the Managing Member at any time. The Managing Member shall remain in office until his or her death, resignation or removal.

7.3 Officers.

(a) Designation and Appointment. The Managing Member may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Managing Member), including employees, agents and other Persons (any of whom may be a Member including the Managing Member) who may be designated as officers of the Company (the "Officers"), with titles including but not limited to "chief executive officer", "president", "vice president", "treasurer", "secretary", "general manager", "director" and "chief financial officer", as and to the extent authorized by the Managing Member. Any number of offices may be held by the same person. In its discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. Officers need not be Members. Any Officer so designated shall have such authority and perform such duties as the Managing Member may, from time to time, delegate to them in writing. Each Officer shall hold office until his or her successor shall be duly designated and shall qualify, or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. The Officers of the Company, including, but not limited to, an officer that is an affiliate of a Member, may be entitled to reasonable compensation as fixed from time to time by the Managing Member. The Chief Executive Officer and President of the Company shall initially be David Cantor.

(b) Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managing Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause at any time by the Managing Member. Designation of an Officer shall not of itself create any contractual or employment rights. Nothing contained in this Section 7.3(b) shall be deemed to limit or otherwise abridge any rights or obligations to which the Company or an Officer may be subject pursuant to the terms of any employment, management or other similar agreement.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a limited liability company to such limited liability company and its unitholders under the laws of the State of Delaware.

(d) Compensation of Officers. The Officers of the Company may be compensated for their services in such amounts as determined by the Managing Member from time to time, in the Managing Member's sole discretion.

7.4 Conflicts of Interest. The Company's accountants, executive officers, and legal counsel may also serve as accountants, executive officers, and legal counsel for any Member, whether actual or potential conflicts exist between the interests of the Members and their Affiliates and the interests of the Company.

7.5 Managing Member's Standard of Care.

(a) The Managing Member shall perform its duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a similar position would use under similar circumstances.

(b) The Managing Member shall not be liable to the Company or any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of gross negligence, bad faith or involve intentional misconduct or knowing violation of law by such Managing Member. Without limiting the generality of the preceding sentence, the Managing Member does not in any way guaranty the return of any Capital Contribution to a Member or a profit for the Members from the operations of the Company or the Company Business.

(c) In discharging its duties, the Managing Member shall be fully protected in relying in good faith upon the records required to be maintained under Section 4 and upon such information, opinions, reports or statements by any Person as to matters the Managing Member reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid.

(d) The Company shall indemnify and hold harmless any Person serving or that previously served as a Managing Member against any claim, loss, damage or expense (including reasonable attorneys' fees) incurred by such Person as a result of any act performed or omitted on behalf of the Company or in furtherance of the Company's interests without, however, relieving such Person of liability for failure to perform his or her duties in accordance with the standards set forth herein or for fraud, embezzlement or acts of gross negligence. The satisfaction of any indemnification and any holding harmless shall be from and limited to Company Property and the other Members shall not have any personal liability on account thereof. The Company shall upon request advance or promptly reimburse to any Person serving or who previously served as a Managing Member and in such capacity entitled to indemnification under this Section 7.5 all expenses, including attorneys' fees and disbursements, reasonably incurred by such Person in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by such Person to repay such amount if, and only to the extent, such person is ultimately found not to be entitled to indemnification.

(e) If Section 7.5(d) or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Managing Member as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any claim or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of Section 7.5(d) that shall not have been invalidated and to the fullest extent permitted by applicable law. The indemnification provided for in Section 7.5(d) shall apply as written here to acts occurring prior to any amendment of this Agreement, notwithstanding such amendment to this Agreement.

8. CONTRIBUTIONS AND CAPITAL ACCOUNTS

8.1 Initial Capital Accounts. The Members agree the Initial Capital Account for each Member shall be reasonably determined by the Managing Member in good faith.

8.2 Additional Contributions. No Member shall have an obligation to make additional Capital Contributions. Notwithstanding the foregoing, the Managing Member shall have the right to cause the Company to issue to Members, affiliates of Members or other Persons (i) additional Units or other interests in the Company (including other classes or series thereof having different rights), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company.

8.3 No Obligation to Restore Deficit Balance. Except as required by law, no Member shall be required to restore any deficit balance in its Capital Account.

8.4 Withdrawal; Successors. A Member shall not be entitled to withdraw any part of its Capital Account or to receive any Distribution from the Company, except as specifically provided in this Agreement, and no Member shall be entitled to make any Capital Contribution to the Company. Any Member, including any additional or Substitute Member, who shall receive Units in the Company or whose Units shall be increased by means of a transfer to it of all or part of the Units of another Member, shall have a Capital Account with respect to such Units initially equal to the Capital Account with respect to such Units of the Member from whom such Units are acquired except as otherwise required to account for any step up in basis resulting from a termination of the Company under Section 708 of the Code by reason of such interest transfer.

8.5 Interest. No Member shall be entitled to interest on such Member's Capital Contribution or on any profits retained by the Company.

8.6 Investment of Capital Contributions. The Capital Contributions of the Members may be invested by the Managing Member in demand, money market or time deposits, obligations, securities, investments or other instruments constituting cash equivalents, until such time as such funds shall be used by the Managing Member for Company purposes. Such investments shall be made by the Managing Member for the benefit of the Company.

8.7 No Personal Liability. Neither the Managing Member nor any Officer shall have any personal liability for the repayment of any Capital Contributions or loans of any Member.

9. DISTRIBUTIONS

9.1 Distributions of Net Cash Flow.

(a) Timing and Amount of Distributions. Except as otherwise provided in Section 9.1(b) or Section 12.3, from time to time, the Managing Member, in its sole and absolute discretion, may determine the timing of, and aggregate amount available for, the distribution of the Net Cash Flow of the Company (if any). In any such event, Distributions shall be made to the Members pro rata in accordance with their Percentage Interests.

(b) Tax Distributions. Prior to making a Distribution provided in Section 9.1(a), the Managing Member shall cause the Company to make a tax distribution (a "Tax Distribution") to each of the Members in an amount equal to the Member's projected Tax Amount (as hereinafter defined) for the year of the Distribution. Tax Distributions shall be considered an advance against the next Distribution(s) payable to the applicable Member pursuant to Section 9.1(a) and 12.3(c) and shall reduce such Distributions on a dollar-for-dollar basis. Nothing in this Section 9.1(b) shall require the Company to make Distributions in an amount in excess of the Net Cash Flow of the Company as contemplated under Section 9.1(a).

For purposes of this Section 9.1(b), the "Tax Amount" of a Member for any year shall be deemed to equal the aggregate United States federal, state and local income tax liabilities (including estimated income tax liabilities) of the Member for the year arising from allocations to the Member in such year of the Company's net income and net losses, income, gain, loss, deduction, expense and credit of the Company assuming that such net income, net losses, income, gain, deduction, loss, expense and credit in respect of the Company were the only such items entering into the computation of tax liability of the Member for the year and that such Member was subject to the highest marginal blended federal, state and local tax rate applicable to ordinary income, qualified dividend income or capital gains, as appropriate, for such period for an individual residing in Los Angeles, California or New York, New York (whichever is higher), taking into account for federal income tax purposes, the deductibility of state and local taxes and any applicable limitations on such deductions.

9.2 Incorrect Distributions. To the extent distributions pursuant to Section 9.1 or Section 12.3(c) were incorrectly made, as determined by financial statements of the Company, the recipients shall promptly repay all incorrect payments and the Company shall have the right to set off any current or future sums owing to such recipients against any such incorrectly paid amount.

9.3 Property Distributions.

(a) The Managing Member may make Distributions of cash and other property. In the case of Distributions of other property, the Managing Member need not distribute divided interests in each property to Members and the Managing Member may distribute undivided interests in a Property which are not in proportion to the transferee Members' respective Percentage Interests.

(b) For purposes of this Agreement, any Distribution of property other than cash shall be valued at the fair market value of the distributed property, net of any liabilities subject to which it is distributed.

9.4 Offset. The Managing Member shall cause the Company to offset all amounts owing to the Company by a Member against any Distribution to be made to such Member.

9.5 Amount Withheld. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payments or Distribution shall be treated as amounts distributed to the Members pursuant to Section 9.1(a) for all purposes under this Agreement. The Company is authorized to withhold from Distributions and pay over to any federal, state or local government any amounts required to be withheld pursuant to the Code or any provisions of any other federal, state or local law. If the amount required to be withheld with respect to a Member exceeds the amount which otherwise would have been distributed to such Member, an amount equal to the amount of such excess shall automatically be treated as owed by such Member to the Company which shall be due and payable by such Member to the Company within five (5) days after the giving of written demand therefore by the Managing Member. If such Member (herein called a "Withholding Delinquent Member") shall fail to pay such excess within said five-day period, then (a) interest shall accrue thereon at or equal to the lesser of 18% per annum or the maximum rate permitted by law, (b) such excess amount together with interest accrued thereon as aforesaid shall be a lien upon the interest of the Withholding Delinquent Member in favor of the Company and may be recovered from the first Distributions to which the Withholding Delinquent Member would otherwise have been entitled from the Company until such excess amount is fully repaid together with interest thereon as aforesaid, and (c) the Company, in addition to and without limiting any of its other rights and remedies, may institute an action against the Withholding Delinquent Member for collection of such excess amount and interest; in any such action, the Company shall be entitled to recover, in addition to such excess amount and interest, all attorney's fees, disbursements and court costs incurred by the Company in connection with its efforts to collect the amounts due from such Withholding Delinquent Member. In addition, such Withholding Delinquent Member shall indemnify and hold harmless the Company and each of the other Members and the employees of the Company from all liabilities, losses, costs and expenses, including, without limitation, penalties imposed by the Internal Revenue Service state or local taxing authority, for failure to remit the required amount of taxes to the appropriate governmental authority.

10. ALLOCATIONS AND OTHER TAX MATTERS

10.1 General Allocation of Profits and Losses. After giving effect to the special allocations set forth in Section 10.2 hereof, Profits and Losses of the Company for any Fiscal Year or any other period shall be allocated among the Members so that, as of the end of such Fiscal Year or other period, the sum of (i) the Capital Account of each Member, after making such allocation, (ii) such Member's share of Company Minimum Gain, and (iii) such Member's share of Member Nonrecourse Debt Minimum Gain is, as nearly as possible, equal (or in proportion thereto, if the total amount to be allocated is insufficient) to the Distributions that would be made to such Member (other than in its capacity as a creditor of the Company) pursuant to Section 9.1(a) if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their respective Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross

Asset Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 9.1(a) to the Members immediately after making such allocation.

10.2 Special Allocations.

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations 1.704-2(f), notwithstanding any other provision of this Section 10, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 10.2 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 10, except Section10.2(a), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 10.2 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in paragraphs (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account deficit of such Members as quickly as possible, provided that an allocation pursuant to this Section 10.2(c) shall be made only if and to the extent that a Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section 10 have been tentatively made as if this Section 10.2(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such

Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 10.2(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 10 have been tentatively made as if Sections 10.2(c) and 10.2(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts, as a result of a Distribution to a Member in complete liquidation of his, her or its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in a manner consistent with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2(iv)(*m*)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2(iv)(*m*)(4) applies.

(h) Curative Allocation. If the Capital Account balances of the Members, determined on a tentative basis (after giving effect to all contributions, Distributions and allocations for all periods), differ from the amounts that will be distributed to them upon the liquidation of the Company, then notwithstanding anything to the contrary herein, items of income, gain, loss and deduction shall be specially allocated among the Members for the Fiscal Year in which the dissolution of the Company occurs (and, if necessary, the prior Fiscal Year), in order to conform the Capital Account balances of the Members to the amounts that will be distributed to them upon the liquidation of the Company.

(i) Loss Allocation Limitation. Notwithstanding the provisions of Section 10.1, Losses (or items of loss) allocated pursuant to Section 10.1 shall not exceed the maximum amount of Losses (or items of loss) that can be so allocated without causing any Members to have a deficit balance in its Adjusted Capital Account at the end of any Fiscal Year. In the event some but not all of the Members would have deficit balances in their Adjusted Capital Accounts as a result of an allocation of Losses (or items of loss) pursuant to Section 10.1, the limitation set forth in this Section 10.2(i) shall be applied on a Member by Member basis so

as to allocate the maximum permissible Losses (or items of loss) to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*). All Losses (or items of loss) in excess of the limitation set forth in this Section 10.2(i) shall be allocated to other Members in accordance with the provisions of Section 10.1, provided that no Losses (or items of loss) shall be allocated to any Members who are not permitted to be allocated any Losses (or items of loss) under this Section 10.2(i).

10.3 Other Allocation Rules.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction shall be allocated to the Members pursuant to this Section 10 as of the last day of each Fiscal Year, provided that Profits, Losses, and such other items shall be allocated at such times as the Gross Asset Values of the Company property are adjusted pursuant to subparagraph (b) of the definition of "Gross Asset Value" in set forth on Appendix I hereto.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as reasonably determined by the Managing Member using any permissible method under Code Section 706 and the Treasury Regulations thereunder. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members for tax purposes in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c) The Members are aware of the income tax consequences of the allocations made by this Section 10 and hereby agree to be bound by the provisions of this Section 10 in reporting their shares of Company income and loss for income tax purposes. It is the intent of the Members that each Member's share of Profits, Losses income, gain, expense, deduction and tax credits shall be determined and allocated for income tax purposes in accordance with this Section 10 to the fullest extent permitted by Code Section 704(b).

(d) "Excess nonrecourse liabilities" of the Company, as determined in accordance with Treasury Regulations Section 1.752-3(a)(3), shall be allocated first to each Member up to the amount of built-in gain on Section 704(c) property (as defined in Treasury Regulations Section 1.704-3(a)(3)(ii)) that is allocable to such Member on the property subject to that nonrecourse liability to the extent that such built-in gain exceeds the gain described in Treasury Regulations Section 1.752-3(a)(2) with respect to such property. The balance of any excess non-recourse liabilities shall be allocated among the Members in proportion to their Percentage Interests.

(e) To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Managing Member shall endeavor to treat Distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such Distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

10.4 Tax Allocations: Code Section 704(c).

(a) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with clause (a) of the definition of Gross Asset Value). The Managing Member shall determine how to account for the above utilizing one of the methods provided under Treas. Reg. Section 1.704-3.

(b) In the event the Gross Asset Value of any Company property is adjusted pursuant to clause (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c) Any elections or other decisions relating to such allocations shall be made by the Managing Member, in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.4 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or Distributions pursuant to any provision of this Agreement.

10.5 Allocation on Transfer. The income, deduction, gain or loss pertaining to a transfer of Units for the Fiscal Year of the transfer, shall be allocated between the transferor and the transferee utilizing the interim closing of the books method of allocation.

10.6 Tax Matters Partnership Representative. The Managing Member shall designate a "Partnership Representative" of the Company, which shall mean a "partnership representative" pursuant to Section 6223 of the Code, as revised by the Bipartisan Budget Act of 2015 (the "Revised Partnership Audit Provisions"). The Partnership Representative shall receive no additional compensation from the Company for its services in that capacity, but all expenses reasonably incurred by the Partnership Representative in such capacity shall be borne by the Company. The Partnership Representative is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines is necessary to or useful in the performance of the Partnership Representative's duties. The Partnership Representative designated by the Managing Member shall serve in a similar capacity with respect to any similar tax related or other election provided by state or local laws. The Partnership Representative shall initially be the Managing Member. The Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Managing Member. For any Fiscal Year in which the Company is eligible to make the election in Code Section 6221(b), as amended by the Revised Partnership Audit Provisions, to have subchapter C of Chapter 63 of Subtitle F of the Code apply to the Company, the Partnership Representative shall cause the Company to timely make such election; provided, however, if the Company is not eligible to make such election for such Fiscal Year and the Company is audited by the Internal Revenue Service, the Partnership Representative shall, make, on a timely basis, the election provided in Code Section 6226(a), as amended by the Revised Partnership Audit Provisions to treat a "partnership adjustment" as an adjustment to be taken into account by each Member in accordance with Code

Section 6226(b). The Partnership Representative may not settle any dispute with the Internal Revenue Service or any applicable tax authority without the consent of the Managing Member. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the reasonable discretion of the Managing Member, allocate any such payment among the current or former Members for the audited taxable year to which the payment relates (the "reviewed year") in a manner that reflects the current or former Members' respective interests in the Company for such reviewed year and any other factors taken into account in determining the amount of the payment (with the intent of apportioning the payment in the same manner as if the Company had made the election under Section 6226 of the Code and the payment had been assessed directly against such Member). To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 10.6 (a "Tax Payment"), such amounts shall, at the election of the Managing Member, (i) be applied to and reduce the next Distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within one hundred eighty (180) days of written notice from the Managing Member requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such Tax Payment made on behalf of or with respect to it within one hundred eighty (180) days of written notice from the Managing Member requesting the payment. In the event that a Member or former Member fails to timely make the payment of a Tax Payment requested by the Managing Member, then the provisions of Section 9.5 shall apply to the delinquent Tax Payment (and for purposes of applying Section 9.5, the delinquent Tax Payment shall be treated as a withheld tax and the Member (or former Member) who fails to timely make the payment being treated as the Withholding Delinquent Member. The provisions contained in this Section 10.6 shall survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member's Units. Unless otherwise determined by the Managing Member, the Company shall not elect to accelerate the effective date of the amendments made by section 1101 of the Bipartisan Budget Act of 2015 with respect to the Company.

10.7 Tax Elections.

(a) Except as otherwise provided herein, the Managing Member shall make any and all elections for federal, state, and local tax purposes.

(b) Except as otherwise required by law, upon a transfer by a Member of Units, which transfer is permitted by the terms of this Agreement, or upon the death of a Member or the Distribution of any Company property to one or more Members, the Managing Member, upon the request of one or more of the transferees or distributees, may in their reasonable discretion cause the Company to file an election on behalf of the Company, pursuant to Section 754 of the Code, to cause the basis of the Company's property to be adjusted for federal income tax purposes in the manner prescribed in Section 734 or Section 743 of the Code, as the case may be. The cost of preparing such election, and any additional accounting expenses of the Company occasioned by such election, shall be borne by such transferees or distributees.

11. TRANSFER OF UNITS

11.1 Compliance with Securities Laws. No Unit has been registered under the Securities Act of 1933, as amended, or under any applicable state securities laws. A Member may not transfer (a transfer, for purposes of this Agreement, shall be deemed to include, but not be limited to, any sale, transfer, assignment, pledge, creation of a security interest or other disposition) all or any part of such Member's Units, except in accordance with the terms of this Agreement and upon full compliance with the applicable federal and state securities laws. The Managing Member shall have no obligation to register any Member's Units under the Securities Act of 1933, as amended, or under any applicable state securities laws, or to make any exemption therefrom available to any Member.

11.2 Restrictions on Transfer Generally.

(a) A Member may not withdraw as a Member or directly or indirectly sell, assign or transfer his, her or its Units, except in accordance with this Section 11.

(b) Except as set forth in Section 11.3, no Member may transfer any Units without the prior written consent of the Managing Member (including, without limitation, with respect to the identity of the transferee and the consideration being paid for the Units), which consent may be withheld in the Managing Member's sole discretion.

(c) A Member may not sell, assign or transfer his, her or its Units (other than a transfer upon the death of a Member to the Member's executors or administrators), unless upon such transfer, and as a condition to such transfer, the Member satisfies all debts of such Member to the Company.

(d) Except as otherwise expressly provided herein, and except as required by a creditor of the Company, a Member may not pledge, hypothecate, encumber or grant a security interest in all or any of its Units.

(e) Except as otherwise expressly provided herein, as a pre-condition to any transfer permitted under this Section 11:

(i) The transferor shall assume all costs incurred by the Company in connection with the transfer;

(ii) Upon the request of the Managing Member, the transferor shall furnish to the Company a written opinion of counsel, satisfactory in form and substance to counsel for the Company, or other evidence satisfactory to the Managing Member in its sole discretion, that such transfer complies with applicable federal and state securities laws;

(iii) The transferor shall pay such fees as may be reasonable to pay the costs of the Company in effecting such transfer;

(iv) The transferee shall execute and deliver to the Company a subscription agreement and/or joinder page to this Agreement, in each case, in a form satisfactory

to the Managing Member and shall otherwise adopt and approve in writing all the terms and provisions of this Agreement then in effect; and

(v) The transferee shall have assumed the obligations, if any, of the transferor to the Company.

(f) Transfers will be recognized by the Company as effective only upon the close of business on the last day of the calendar month following satisfaction of the above conditions.

(g) For purposes of this Section 11, the transfer of a Member's Units upon the death of a Member shall be deemed to occur first when transferred to the executors or administrators and then when the Units are distributed by the executors or administrators of the deceased Member's estate.

11.3 Transfers to Permissible Transferees.

A Member may transfer such Member's Units to a Permissible Transferee without the consent of the Managing Member; provided, however, that such Permissible Transferee executes and agrees to be bound by the terms of this Agreement (and/or any amendment, restatement or replacement of this Agreement, together with all other then-governing documents of the Company), and is not a competitor of the business of the Company. With respect to a particular Member, the term "Permissible Transferee" means any of the following Persons:

(a) such Member's spouse, parents, issue and siblings;

(b) a trust of which any of the foregoing Persons and/or the transferring Member himself are the sole beneficiaries;

(c) a beneficiary of a trust described in Section 11.3(b);

(d) in the case of a Member who is an individual, the executors or administrators of such individual's estate and a Person who would be a Permissible Transferee of the deceased Member if the deceased Member was alive;

(e) a partnership, corporation, limited liability company or other entity in which all of the beneficial interests are owned by one or more of the Persons described in Sections 11.3(a)-(d) and which has a binding agreement among the owners of such entity that prohibits transactions that would result in an indirect transfer of Units to a Person who would not be a Permissible Transferee of any of the Persons who are equity owners of such entity if they were direct Members;

(f) an equity owner of an entity described in Section 11.3(e) that was one of the equity owners of such entity at the time it was the transferee of Units or who would be a Permissible Transferee of such Person if such Person was a Member; or

(g) any Affiliate of a Member or the Company.

11.4 Status of Transferee. A Person acquiring Units in accordance with this Agreement who is a Permissible Transferee of a Member automatically shall become a Member (subject to the provisions of Sections 11.2 and 11.3). A Member acquiring additional Units in accordance with this Agreement automatically shall become a Member with respect to such acquired Units. No Person acquiring Units pursuant to this Section other than a Person who is already a Member or a Person who is a Permissible Transferee of a Member shall become a Member unless such Person is approved by the Managing Member, which consent may be arbitrarily withheld. If no such approval is obtained:

(a) such Person's Units shall only entitle such Person to receive the Distributions and allocations of Profits and Losses to which the Member from whom or which such Person received such interest would be entitled; and

(b) such Person shall not obtain any rights to vote as a Member or otherwise participate in the management of the Company.

Upon the dissolution or adjudication of bankruptcy of a Member, such Member's successors or legal representatives shall not be substituted as a Member except as otherwise provided in Sections 11.2, 11.3 and/or this 11.4. Any attempted disposition of a Unit, or any part thereof, not in compliance with this Section 11 shall be void *ab initio* and ineffectual and shall not bind the Company.

11.5 Bring-Along Rights. In the event that the Founder and the Members owns more than fifty percent (50%) of the issued and outstanding Units, other than Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.5) ("Selling Members"), propose to sell or otherwise dispose of all of their respective Membership Interests to a third-party buyer, then, the remaining minority Members (the "Minority Members") shall at the election of such Selling Members, also sell or otherwise dispose of their Units pursuant to the identical terms and conditions negotiated by the Selling Members for the sale or other disposition of Units; provided, however, that the terms and conditions (including the price per Unit and form of consideration) for such sale shall be no less favorable to the Minority Members than to the Selling Members (the "Bring-Along Sale"). Subject to the foregoing, the Members hereby agree, at the request of the Selling Members (as set forth above), (i) to execute and deliver a definitive agreement providing for the sale of their Units, together with any related documents, in such form as determined by the Selling Members, provided that the Minority Members will not be required to give any representations and warranties other than the representations relating to title to the Units and due authority to execute the definitive agreement and the Minority Members will not be required to provide any indemnification to the buyer (other than for breach of such representations and warranties), and (ii) to vote all of their Units in favor of approval and adoption of a merger or other acquisition agreement between the Company and the third-party buyer, in such form as determined by the Selling Members. The Minority Members and the Selling Members will each pay their own expenses incurred in connection with the sales or other dispositions of Units in which the Selling Members have exercised bring-along rights pursuant to this Section 11.5, and the Company will not bear any expenses in connection with the sale, other than any expense reimbursement, topping fee, break-up fee or other amounts payable to a buyer pursuant to a definitive agreement, which expenses shall be the obligation of the Company and not any Member. The consideration from such Bring-Along Sale shall be allocated and paid to each Member in an

amount equal to the product of (a) the number of Units sold by such Member pursuant to this Section 11.5 multiplied by (b) the Implied Unit Value for such Units.

11.6 Right of First Refusal.

(a) Subject to the provisions of Section 11.2(b), if any Member (the "Offeror") desires to sell or otherwise dispose of any or all of their respective Units (the "Offered Interest") (other than pursuant to Section 11.3 or Section 11.5), the Offeror must have first received a Bona Fide Offer. Upon receipt of a Bona Fide Offer, the Offeror shall deliver a written notice (the "Right of First Refusal Notice") to the Company and the other Members, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.6) (each, a "Non-Transferring Member"), which Right of First Refusal Notice shall include a copy of the Bona Fide Offer, and shall set forth all relevant information regarding such proposed transfer, including, but not limited to, (i) the identity and address of the proposed transferee, (ii) the Units associated with such Offered Interest, (iii) the form and amount of consideration to be paid by such proposed transferee for such Offered Interest, (iv) all other material terms and conditions of such proposed transfer, and (v) if a transfer agreement has been prepared, a copy of such document.

(b) The Company shall have the primary right, but not the obligation (the "Company Right of First Refusal Option"), to purchase some or all of the Offered Interest at the purchase price set forth in the Bona Fide Offer (the "Purchase Price"). The Company may exercise the Company Right of First Refusal Option by providing written notice thereof to the Offeror within fifteen (15) days after its receipt of the Right of First Refusal Notice (the "Company Right of First Refusal Option Period"), during which time such Bona Fide Offer shall remain open and irrevocable. If, at the expiration of the Company Right of First Refusal Period, the Company has not exercised the Company Right of First Refusal Option in full, the Company shall notify the Non-Transferring Members in writing of the same (the "Remainder Notice"), and the Non-Transferring Members shall then have the right to purchase some or all of such Member's pro rata portion of the Offered Interest at the Purchase Price (the "Non-Transferring Member Right of First Refusal Option"). Any Non-Transferring Member may exercise its Non-Transferring Member Right of First Refusal Option by providing written notice thereof to the Offeror within ten (10) days after its receipt of the Remainder Notice (the "Non-Transferring Member Right to First Refusal Option Period"). In either event, if the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 11.6(d), (ii) the Company Right of First Refusal Option Period shall not commence until the fair market value of such non-cash consideration has been so determined, and (iii) the Company and/or the Non-Transferring Members, as applicable, shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price. In the event that the Company and/or any Non-Transferring Member elects to exercise the Company Right of First Refusal Option or the Non-Transferring Member Right of First Refusal Option, as applicable, such Person(s) shall pay the Offeror the Purchase Price for the Offered Interest so purchased on or before the fifteenth (15th) day after the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable.

(c) If the Company and/or one or more Non-Transferring Members do not elect to purchase all of the Offered Interest pursuant to Section 11.6(b), then, the Offeror shall have the right, but not the obligation, subject to compliance with Sections 11.1, 11.2 and 11.7, to transfer all of the Offered Interest to the proposed transferee, for the Purchase Price and upon the other terms and conditions set forth in the Right of First Refusal Notice, which right shall be exercisable for a period of sixty (60) days immediately following the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable. If the transfer is not consummated within such period in the manner described above, then the Offeror shall continue to hold the Offered Interest subject to the provisions of this Agreement and the provisions of this Section 11 must be satisfied *de novo* before the Offeror can transfer the Offered Interest.

(d) In the event that the consideration offered by a proposed transferee in a Bona Fide Offer consists, in whole or in part, of non-cash consideration, the fair market value of such non-cash consideration shall be determined by the Offeror in its good faith reasonable discretion, and shall be set forth in the Right of First Refusal Notice. If the Company based upon its good faith reasonable belief, objects to such fair market value determination within ten (10) days after delivery to it of the Right of First Refusal Notice, the fair market value of such non-cash consideration shall be determined in writing by a duly qualified appraiser having a minimum of five (5) years' experience in making similar appraisals (the "Qualified Appraiser") selected by the Managing Member. The Qualified Appraiser appointed hereunder shall prepare and deliver to each of the Offeror, Offeree and the Managing Member a written appraisal of the fair market value of the non-cash consideration as of the date of the Right of First Refusal Notice. In the event the Qualified Appraiser determines that the Offered Interest is worth less than the Purchase Price originally set forth in the Right of First Refusal Notice, the Offeror shall be responsible for the reasonable fees of the Qualified Appraiser (otherwise, the Company shall pay for such fees). The fair market value determination of the Qualified Appraiser shall be binding on the Offeror, the Company and the Non-Transferring Members. For the avoidance of doubt, the right to require an appraisal shall belong to the Company only, and not to any Non-Transferring Member.

(e) The Company and each Member hereby acknowledges that time is of the essence with respect to the determination of any non-cash consideration pursuant to Section 11.6(d), and hereby agrees to cooperate fully with the other parties, and take all necessary and advisable actions, in order to facilitate the determination of such fair market value in an expeditious and timely manner, including without limitation, by executing additional instruments, documents and agreements as may be reasonably necessary to facilitate the determination of such fair market value.

(f) Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.6 may be waived in accordance with Section 14.10.

11.7 Tag-Along Rights.

(a) If any Offeror desires to transfer more than five percent (5%) of the Company's issued and outstanding Units (other than pursuant to Section 11.3), and the Company and the Non-Transferring Members have not exercised their rights to purchase such Units pursuant to

Section 11.6, then, the Offeror shall deliver a written notice (the "Tag-Along Notice") to each Member, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.7), no later than three (3) days after the expiration of the Company Right of First Refusal Option Period or the Non-Transferring Member Right of First Refusal Option Period, as applicable. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice. Each Member shall have the right to elect to participate in the proposed transfer, upon the terms and conditions set forth in the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror within fifteen (15) days after the Tag-Along Notice is delivered to such Member (such fifteen (15) day period, the "Tag-Along Option Period"). Each Member shall be entitled, but is not required, to sell to the prospective transferee, on substantially the same terms and conditions as the Offeror, such Member's Allocated Tag-Along Portion and to receive consideration in regard to its Allocated Tag-Along Portion in an amount equal to the product of (a) the number of Units sold by such Member pursuant to this Section 11.7 multiplied by (b) the Implied Unit Value for such Units. Each Member that exercises its right to sell any portion of its Units pursuant to this Section 11.7(a) agrees to timely take all such other actions as the Offeror reasonably requests in connection with such proposed transfer, and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such transfer. For purposes of clarification, if any Member elects to sell its Allocated Tag-Along Portion pursuant to this Section 11.7(a), the aggregate Units to be transferred by the Offeror shall be reduced by an amount equal to such electing Member's Allocated Tag-Along Portion.

(b) Failure by a Member to deliver to the Offeror the Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Member not to participate in the proposed transfer. To the extent that any prospective transferee refuses to purchase such Units from any Member pursuant to this Section 11.7, the Offeror shall not sell any Units to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Units from such Member(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(c) Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.7 may be waived in accordance with Section 14.10.

11.8 Preemptive Right of Members. Each Member, other than Members in respect of Incentive Units (with Incentive Units being disregarded for purposes of this Section 11.8), shall have the right, but not the obligation, to purchase up to such Member's pro rata share of all Units that the Managing Member may, from time to time, propose to sell and issue after the Effective Date of this Agreement (a "New Issuance"). Any Member's pro rata share of any New Issuance shall equal the product of (i) the number of Units proposed to be sold pursuant to such New Issuance, multiplied by (ii) such Member's Percentage Interest immediately prior to such New Issuance. If the Managing Member proposes any New Issuance, it shall give each Member written notice of its intention, describing the New Issuance, and the price, terms and conditions upon which the Company proposes to issue new Units. Each Member shall have ten (10) days from the giving of such notice to agree to purchase up to its pro rata share of the Units being sold pursuant to such New Issuance for the price

and upon the terms and conditions specified in the notice by giving written notice thereof to the Managing Member and stating therein the quantity of Units such Member desires to purchase. Notwithstanding anything to the contrary herein, the defined term "New Issuances" shall not include, and the preemptive rights set forth in this Section 11.8 shall not apply to, any Units issued or issuable:

(i) pursuant to any incentive plan, or any other equity purchase plans or other similar agreements of the Company, or other incentive-type arrangements, in each case, on terms approved by the Managing Member;

(ii) pursuant to a transaction, including with respect to any equity financing, involving the Company, and any Member or third party whom the Managing Member, in the Managing Member's sole discretion determines to be a strategic and/or institutional investor or partner;

(iii) pursuant to an acquisition of another entity by the Company by merger, consolidation or similar business combination, or acquisition of all or substantially all of the equity or assets of such entity, which is approved by the Managing Member;

(iv) to equipment lessors, banks, or similar institutional credit financing sources pursuant to plans or arrangements;

(v) to the public pursuant to an initial public offering of the Company's securities (an "IPO"); or

(vi) to any Member in respect of, in exchange for, or in substitution for Units, by reason of any unit split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

Notwithstanding anything to the contrary herein, the applicability of some or all of the provisions of this Section 11.8 may be waived in accordance with Section 14.10.

12. DISSOLUTION AND WINDING UP

12.1 Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of any of the following events (each of which shall constitute a "Dissolution Event"):

(a) the expiration of the term of this Agreement, unless the Company is continued with the consent of a majority in interest of the Members; or

(b) a determination to dissolve the Company by the Managing Member.

For the avoidance of doubt, the bankruptcy of any Member shall not constitute a Dissolution Event.

12.2 Effect of Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been issued by the Secretary of State of the State of Delaware.

12.3 Distribution of Proceeds Upon a Liquidation Event. Upon the occurrence of a Liquidation Event that does not constitute a Partial Sale, the Managing Member (or, if there is no Managing Member then remaining, such other Person(s) designated by the consent of a majority in interest of the Members) shall take full account of the assets and liabilities of the Company, shall liquidate the assets (unless the Managing Member determines that a Distribution of any Company Property in-kind would be more advantageous to the Members than the sale thereof) as promptly as is consistent with obtaining the fair value thereof, and shall apply and distribute the proceeds therefrom in the following order:

(a) first, to the payment of the debts and liabilities of the Company to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of such debts and liabilities, and to the payment of necessary expenses of liquidation;

(b) second, to the setting up of any reserves which the Managing Member may deem necessary or appropriate for any anticipated obligations or contingencies of the Company arising out of or in connection with the operation or business of the Company. Such reserves may be paid over by the Managing Member to an escrow agent or trustee selected by the Managing Member to be disbursed by such escrow agent or trustee in payment of any of the aforementioned obligations or contingencies and, if any balance remains at the expiration of such period as the Managing Member shall deem advisable, shall be distributed by such escrow agent or trustee in the manner hereinafter provided; and

(c) then, to the Members pro rata in accordance with their Percentage Interests;

Notwithstanding anything to the contrary herein, a Member shall not participate in any Distributions under this Section 12.3 on account of any Incentive Units held by such Member until the Distributions to the Members under Section 12.3(c) on account of their Units equal the benchmark value or distribution threshold established with respect to such Incentive Units as of the date on which such Incentive Units were originally issued by the Company (if any), and any Distribution not made to a Member by reason of the foregoing proviso shall instead be divided among, and distributed to, the other Members whose right to participate in such Distribution is not limited by the foregoing proviso.

Liquidation Event proceeds shall be paid within sixty (60) days of the end of the Company's taxable year in which the Liquidation Event occurs, or on such earlier date as may be determined by the Managing Member. Such Distributions shall be in cash or property (which need not be distributed proportionately) or partly in both, as determined by the Managing Member.

If at the time of a Liquidation Event, the Managing Member shall determine that an immediate sale of some or all Company Property would cause undue loss to the Members, the Managing Member may, in order to avoid such loss, defer liquidation.

12.4 Payment of Proceeds from a Partial Sale. The proceeds from a Partial Sale shall be distributed to each Member in an amount equal to the product of (a) the number of Units sold by such Member pursuant to such Partial Sale multiplied by (b) the Implied Unit Value for such Units. As a result of and in connection with the Partial Sale, the benchmark value or distribution threshold applicable to the Incentive Units shall be reduced by an amount equal to the product of such benchmark value or distribution threshold, multiplied by the Partial Sale Percentage. In the event of

a Liquidation Event occurring subsequent to such Partial Sale, the proceeds from such Liquidation Event shall be allocated and paid to the Members in accordance with Section 12.3, except that the benchmark value or distribution threshold applicable to the Incentive Units shall be applied as adjusted pursuant to this Section 12.4.

12.5 Winding Up and Filing Certificate of Dissolution. Upon the commencement of the winding up of the Company, a Certificate of Dissolution shall be delivered by the Company to the Secretary of State of the State of Delaware for filing. The Certificate of Dissolution shall set forth the information required by the Act. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property of the Company has been distributed to the Members.

12.6 Conversion to Corporation.

(a) Conversion to Corporation in connection with an IPO. Notwithstanding anything to the contrary contained in this Agreement, if at any time the Company commences the process of conducting an IPO, the Company may convert to a corporation, or may otherwise reorganize, through member exchange, or otherwise, so that the Company becomes a subsidiary or parent of a corporation, or distributes the stock of a corporate subsidiary to the Members (which may use an "Up-C" structure) (in either such case, such new corporation is referred to herein as the "Folk Revival Corporation"), which such conversion or reorganization may be accomplished in the manner specified by the Managing Member through one or more transactions or structures (which shall include each Member being afforded the same opportunity to contribute its Units, or its interest in the entity holding such Units, to the Folk Revival Corporation or otherwise participate in such conversion or reorganization). The Company shall notify the Members (including at least twenty (20) days prior notice of the effectiveness of a registration statement under the Securities Act with respect thereto) of any such conversion or reorganization, and the Members and holders of Units will (a) cooperate with the Managing Member in all respects in such conversion and enter into any transaction required to effect such conversion, (b) vote their Units in favor of any such transaction required to consummate such conversion, if requested by the Managing Member and not exercise any dissenter's rights or rights to seek an appraisal under applicable law in connection with such conversion and (c) execute all agreements, documents and instruments reasonably required by the Managing Member consistent with this Section 12.6. For the avoidance of doubt, this Section 12.6 shall be deemed to require all Members to enter into any documents required to give effect to such structure, including customary provisions related to the operation and governance of such structure, in order to give effect to the intent of this Section 12.6. The formation of the Folk Revival Corporation shall be done on a tax free basis to the Members (except in connection with an "Up-C" IPO) and in a manner that protects the economic and governance rights of the Members, such that each Member shall retain the same relative economic interests in the Folk Revival Corporation to the maximum extent practical as they held in the Company and shall continue to have the same relative rights, privileges, preferences, contractual and governance rights and obligations relating to such economic interests as they had relative to their economic interests in the Company and shall have the same voting rights, consent rights and covenant protections that they enjoy

with respect to the Company. The parties agree that upon an IPO there shall be one class of shares of stock.

(b) Conversion to Corporation upon Election. Notwithstanding anything to the contrary contained in this Agreement, upon the written election of the Managing Member, the Company shall convert to the Folk Revival Corporation, which such conversion or reorganization may be accomplished in the manner specified by the Managing Member through one or more transactions or structures. The Company shall notify the Members of any such conversion or reorganization, and the Members and holders of Units will (a) cooperate with the Managing Member in all respects in such conversion and enter into any transaction required to effect such conversion, (b) vote their Units in favor of any such transaction required to consummate such conversion, if requested by the Managing Member and not exercise any dissenter's rights or rights to seek an appraisal under applicable law in connection with such conversion and (c) execute all agreements, documents and instruments reasonably required by the Managing Member consistent with this Section 12.6. The formation of the Folk Revival Corporation shall be done on a tax free basis to the Members if possible and in a manner that protects the economic and governance rights of the applicable Members, such that each Member shall retain the same economic interests in the Folk Revival Corporation as they held in the Company and shall continue to have the same relative rights, privileges, preferences, contractual and governance rights and obligations relating to such economic interests as they had relative to their economic interests in the Company and shall have the same voting rights, consent rights and covenant protections that they enjoy with respect to the Company.

(c) Conversion of Units. Upon such conversion, the Units will be converted into stock of the Folk Revival Corporation on the following terms or such other terms as the Managing Member otherwise reasonably elects:

(i) *Common Units*. The Company's outstanding Common Units will be converted into shares of a class of common stock of the Folk Revival Corporation having substantially the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the Common Units (other than as to matters that reflect inherent differences between corporate and limited liability company form).

(ii) *Preferred Units*. To the extent Company hereinafter creates preferred units, such preferred units will be converted into shares of a class of preferred stock of the Folk Revival Corporation having substantially the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the preferred Units (other than as to matters that reflect inherent differences between corporate and limited liability company form); provided that pending the closing of an IPO pursuant to Section 12.6(a), the Company's outstanding preferred Units will be converted into shares of a class of capital stock of the Folk Revival Corporation having substantially the same designations, preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those

applicable to the preferred Units (other than as to matters that reflect inherent differences between corporate and limited liability company form) and upon the closing of such IPO, shall be converted into common stock of the Folk Revival Corporation, *mutatis mutandis*, as if the preferred Units were converted into Common Units immediately prior to the conversion of the Company.

(iii) *Incentive Units*. The Managing Member shall, in good faith, determine the fair market value of each Incentive Unit, and each Incentive Unit shall be converted into either a number of shares of common stock, warrants, stock options or other securities of the Folk Revival Corporation, as determined by the Managing Member in its sole discretion, in each case, of substantially equivalent fair market value as that of and having the same designations preferences, privileges or powers and relative, participating, optional or other special rights or qualifications, limitations or restrictions as those applicable to the Incentive Units (other than as to matters that reflect inherent differences between corporate and limited liability company form). For the avoidance of doubt, the fair market value of each Incentive Unit shall be determined based on the proceeds that would be distributed in respect of such Incentive Unit if the assets of the Company were liquidated for their fair market value and the proceeds of such liquidation were distributed pursuant to Section 12.3.

(d) Termination of Agreement. Upon conversion to corporate form pursuant to this Section 12.6, the rights and obligations of the Members under this Agreement shall terminate, except that the Folk Revival Corporation shall enter into an agreement with the Members which shall apply, mutatis mutandis, all of the provisions of this Agreement to the Folk Revival Corporation (except to the extent that the terms or provisions of such agreements are made expressly inapplicable following an IPO). Following an IPO, the provisions of this Agreement shall be terminated and not be applicable to the Folk Revival Corporation.

13. PROPRIETARY INFORMATION; CONFIDENTIAL INFORMATION

13.1 Proprietary Information. Each Member acknowledges and agrees that it may receive and become aware of certain Information (as hereinafter defined) of the Company which is proprietary or confidential in nature, including, without limitation, any and all Information of the following types: (a) marketing and customer data (including, but not limited to, the identity of customers and customer lists); (b) business or financial information, tax returns, financial statements, projections, business plans or strategic or marketing plans, market studies or analyses, prospectuses; (c) cost and expense information, pricing and discount information, gross or net profit margins or analyses; (d) Company IP, including any artwork, logos, recipes, formulae, software, trade secrets, trademarks, patents, unpatented inventions, secrets, manufacturing or proprietary processes; (e) codes, designs, programs, processes, techniques, databases and Internet web-page designs; (f) terms, conditions, provisions or obligations of any contracts or agreements to which the Company is a party; (g) personnel data; (h) other non-public information concerning the Company Business; and (i) any other information the disclosure of which might harm or destroy the competitive advantage of the Company (all of the foregoing shall hereinafter be referred to as the "Proprietary Information").

For purposes of this Section 13.1, "Information" means and includes any data or information of the Company, including, without limitation, data or information in the form of (i) any written information, reports, documents, books, notebooks, memoranda, charts or graphs; (ii) computer tapes, disks, files, electronic mail (email) or other mechanical or electronic media; (iii) oral statements, representations or presentations; (iv) audio, visual or audio-visual materials or presentations, including audiotapes, videocassettes, laser discs, CDs or electronic or digital audio files; and (v) any other documentary, written, magnetic or other permanent or semi-permanent form. Notwithstanding the foregoing, the Proprietary Information shall not include any information which (w) a Member obtains other than as a result of being a Member, (x) is generally known, generally available in the public domain, (y) is required to be disclosed in the context of any administrative or judicial proceeding, or (z) is required by legal process, law or any governmental, administrative or regulatory authority. Each Member, including the Founder, acknowledges, covenants and agrees that, unless otherwise explicitly agreed pursuant to a separate written agreement made by and between the Company and any Member, all Proprietary Information shall be the sole property of the Company and no Member has any right, title or interest, and no Member shall acquire any right, title or interest of any kind or nature whatsoever in or to the Proprietary Information.

13.2 Confidentiality. Each Member agrees that it shall not, directly or indirectly, disclose or divulge any Proprietary Information except: (a) to such Member's attorneys, accountants, and financial advisors on a "need to know" basis so long as such Persons are legally bound to confidentiality provisions that are at least as restrictive as the terms of Section 13.1 and this Section 13.2, and any breach by such Persons is also treated as a breach by the disclosing Member; (b) as required by legal process, law or any governmental, administrative or regulatory authority, provided that prior to making such disclosure the Member shall notify the Company promptly of such request in writing so as to give the Company the opportunity to keep such information confidential to the greatest extent permitted by law, and (c) in connection with fulfilling the Member's obligations to the Company or enforcing the Member's rights under this Agreement or any other agreement with the Company.

13.3 Non-Disparagement. Each Member hereby covenants and agrees, while it is a Member and at any time thereafter, that it shall not, and if the Member is not a natural person that it shall cause its directors, officers, managers, employees, agents and owners not to, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company, the Managing Member, or any of their Affiliates, including, without limitation, any of their respective past and present members, investors, officers, managers, directors or employees. Nothing in this Agreement or otherwise shall prohibit any Member from (a) making any communications required by applicable law or any report to any governmental agency or entity; (b) fulfilling any obligation to provide testimony, information or documents in response to a subpoena, deposition notice, other legal process or to inquiries from federal, state or local government officials; (c) engaging in private communications with such Member's legal and other professional advisors; or (d) making other disclosures that are protected under the whistleblower provisions of any applicable federal or state law or regulation.

13.4 Equitable Relief. Each Member hereby acknowledges and agrees that the breach by such Member of its covenants and obligations under this Section 13 is likely to cause irreparable harm and significant injury to the Company which could be difficult to limit or quantify.

Accordingly, such Member agrees that the Company shall have the right to seek an immediate injunction, specific performance or other equitable relief due to any such breach, without posting any bond therefor, in addition to any other remedies that may be available to the Company or the other Members at law or in equity.

14. MISCELLANEOUS

14.1 Notices.

(a) Any and all notices, requests, directions, consents, approvals, elections, proposals or other communications provided for herein shall be in writing and shall be given (w) personally (with signed confirmation of receipt), (x) by recognized overnight service (such as United States Postal Service Express Mail, Federal Express or UPS) with signed confirmation of receipt, (y) by electronic mail, or (z) by registered or certified mail (postage prepaid/ return receipt requested). Notices shall be addressed:

(i) in the case of the Company at its principal office as applicable;

(ii) in the case of any of the parties to this Agreement, at the applicable address on file with the Company or such other place as may be designated by notice to the Company; and

(iii) in the case of a transferee of Units who has not, prior to the time of the communication, advised the Company of his, her or its address, to the transferee in care of the transferor of such Units.

(b) A mailed communication shall be deemed given three (3) Business Days after being sent in accordance with Section 14.1(a). An electronic mail communication shall be deemed given upon receipt of such mail by the recipient.

14.2 Regulations. The Managing Member may, from time to time, on behalf of the Company, adopt regulations relating to the conduct of meetings and various other matters, as determined from time to time.

14.3 Headings. All Section headings in this Agreement are for convenience of reference only and are not intended to qualify the meaning of any Section.

14.4 Entire Agreement. This Agreement together with the schedules and appendices attached hereto constitutes the entire agreement among the parties and supersedes any prior agreement or understanding between them respecting the subject matter of this Agreement.

14.5 Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their successors, heirs, legatees, devisees, assigns, legal representatives, executors and administrators, except as otherwise provided herein.

14.6 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or

unenforceable, the remainder of the terms, provisions, agreements, covenants and restriction of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not effected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated be effectuated. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

14.7 Counterparts. This Agreement may be executed in several counterparts, and all so executed shall constitute one agreement, binding on all the parties hereto, even though all parties are not signatory to the original or the same counterpart. Any counterpart of this Agreement shall for all purposes be deemed a fully executed instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.8 Governing Law. The Company shall be governed by, and all the provisions of this Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflict or choice of laws.

14.9 Jurisdiction. By its execution and delivery of this Agreement, each of the parties hereby irrevocably submits to the jurisdiction (both subject matter and personal) of the courts of the State of Delaware in any legal action or proceed arising out of or relating to this Agreement and any other documents executed in connection with this Agreement and each of the parties hereby irrevocably and unconditionally waives (i) any objection it may now or hereafter have to the laying of venue in any of such courts, (ii) any claim that any action or proceeding brought in any of such courts has been brought in an inconvenient forum, and (iii) any right to bring any action or proceeding with respect to this Agreement or any other documents executed in connection with this Agreement in any forum other than the courts of the State of Delaware. It is specifically acknowledged that each party is relying upon, *inter alia*, the foregoing waiver in entering into this Agreement.

14.10 Waivers; Amendments.

(a) The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, prospectively or retroactively solely by the approval of (i) the Managing Member, (ii) the Founder and (iii) the Members who, including the Founder, own more than fifty percent (50%) of the issued and outstanding Units other than Incentive Units (with Incentive Units being disregarded for purposes of this Section 14.10, provided, however, an amendment to this Agreement which has a disproportionately adverse effect on any Member vis-à-vis the other Members shall not be made without the written agreement of such Member.

(b) Notwithstanding Section 14.10(a), this Agreement may be amended from time to time by the Managing Member without the consent of a majority in interest of the Members; (i) to correct any printing, stenographic, clerical or other minor errors or omissions; (ii) to

admit one or more additional Members or one or more Substitute Members, or withdraw one or more Members, in accordance with the terms of this Agreement; or (iii) to amend Schedule A, from time to time, in order to provide any necessary information regarding any Member or any additional or Substitute Member.

14.11 No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership, either general or limited, under Delaware partnership law. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Members who incur personal liability by reason of such wrongful representation.

14.12 No Rights of Creditors and Third Parties. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, all of its Members and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or any third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

14.13 Offset. Whenever the Company is to pay any sum to any Member, any amounts that such Member owes to the Company may be deducted from that sum before payment; provided, however, that the full amount that would otherwise be distributed shall be debited from the Member's Capital Account.

14.14 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

14.15 WAIVER OF CERTAIN DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT OR UNDER APPLICABLE LAW, EACH MEMBER (FOR ITSELF AND ITS LEGAL REPRESENTATIVES, SUCCESSORS AND ASSIGNS) HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES AND DISCLAIMS ALL RIGHTS TO CLAIM OR SEEK (WHETHER ON BEHALF OF IT OR THE COMPANY) ANY CONSEQUENTIAL, PUNITIVE, EXEMPLARY, STATUTORY OR TREBLE DAMAGES AND ACKNOWLEDGES AND AGREES THAT THE RIGHTS AND REMEDIES IN THIS AGREEMENT WILL BE ADEQUATE IN ALL CIRCUMSTANCES FOR ANY CLAIMS THE MEMBERS OR THE COMPANY MIGHT HAVE WITH RESPECT THERETO.

14.16 No Strict Construction. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

14.17 Legal Counsel. The Company has retained the firm of Giannuzzi Lewendon, LLP ("GL") as legal counsel to the Company. GL has not been engaged to protect or represent the interest

of any Member, including any Founder, vis à vis the Company in the preparation of this Agreement or any documents related hereto, and no other legal counsel has been engaged by the Company to act in such capacity. Each Member: (i) acknowledges that actual or potential conflicts of interest exist among the Members, that such Member's interests will not be represented by legal counsel unless such Member engages counsel on its own behalf, and that such Member has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement; (ii) agrees that, in the event of a dispute between one or more Members, on the one hand, and the Company, on the other hand, GL may represent the Company; and (iii) acknowledges that the approvals, acknowledgements and waivers made by such Member pursuant to this Section 14.17 do not reflect or create a right under this Agreement on the part of any Member to approve the Managing Member's selection of legal counsel to the Company. It is intended that GL shall be a third-party intended beneficiary of this provision and entitled to enforce the terms of this Agreement. For the avoidance of doubt, in the event that GL no longer serves as legal counsel for the Company and the Company retains new legal counsel, the terms hereunder shall apply to such new counsel.

14.18 General Interpretive Principles. For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

(b) accounting terms not otherwise defined herein have the meanings given to them in the United States in accordance with generally accepted accounting principles;

(c) references herein to "Sections", "paragraphs", and other subdivisions without reference to a document are to designated Sections, paragraphs and other subdivisions of this Agreement;

(d) a reference to a paragraph without further reference to a Section is a reference to such paragraph as contained in the same Section in which the reference appears, and this rule shall also apply to other sub-divisions;

(e) the words "herein", "hereof", "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and

(f) the term "include" or "including" shall mean without limitation by reason of enumeration.

[*Remainder of page intentionally left blank; signature pages to follow.*]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement of Folk Revival LLC as of the Effective Date.

MANAGING MEMBER/FOUNDER:

David Cantor ______________________________
DAVID CANTOR

AGREED AND ACKNOWLEDGED:

COMPANY:

FOLK REVIVAL LLC

By: David Cantor ______________________
Name: David Cantor ______________________
Title: CEO ______________________

[ADDITIONAL MEMBER SIGNATURE PAGES TO BE ATTACHED]

MEMBER SIGNATURE PAGE
TO
OPERATING AGREEMENT
OF
FOLK REVIVAL LLC

By execution of this signature page in the space provided below, the undersigned hereby agrees to become a Member of FOLK REVIVAL LLC, and covenants and agrees to be bound by all the terms and conditions of the Operating Agreement of FOLK REVIVAL LLC, a copy of which the undersigned has received and carefully reviewed, as the same may be amended and/or restated from time to time.

Date: December 5 ___, 20 22

MEMBER:

Sign Name: ______________________

Print Name: Michelle Tyler
(*if the Member will be an entity, print entity name)*

Print Title Founder, Genuine Ginger
(*if signing on behalf of an entity Member, print title*)

SCHEDULE A
Folk Revival LLC Capitalization

As of Nov 2022

Member Name	Total Units	Percentage Interest
David Cantor	10,000,000	92.38%
Special Worldwide, LLC	526,316	4.86%
Genuine Ginger LLC	108,519	1.00%
Karen Castiello	108,519	1.00%
Brand Agent NYC, Inc.	81,180	0.75%
TOTAL:	**10,824,534**	**100.00%**

APPENDIX I

DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

Act. Shall have the meaning set forth in the introductory paragraph.

Adjusted Capital Account. Means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to the terms of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in paragraphs (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) to the extent relevant thereto and shall be interpreted consistently therewith.

Affiliate. Means, with respect to any Person (a) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, or (b) any other Person owning or controlling twenty percent (20%) or more of the outstanding voting interests of such Person, or (c) any officer (that is a general partner, member or principal of the Person), general partner or managing member of such Person, or (d) any other Person that is an officer (that is a general partner, member or principal of the Person), general partner, managing member or holder of twenty percent (20%) or more of the outstanding voting interests of any other Person described in clauses (a) through (c) of this definition. For purposes of this definition, the term "control", when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

Agreement. This Operating Agreement, including all amendments adopted in accordance with this Agreement and the Act. This Agreement replaces and supersedes any and all other oral and/or written agreements of any nature whatsoever among some or all of the Members existing as of the Effective Date with respect to the Company and the Company Business.

Allocated Tag-Along Portion. With respect to any Offered Interest pursuant to Section 11.7, means the portion of such Offered Interests that a Member is entitled to sell, stated as the Percentage

Interest of such Member as of the applicable date, calculated without regard to any issued and outstanding Incentive Units.

Assignee. A transferee of Units who has not been admitted as a Substitute Member.

Bona Fide Offer. Means a written offer from any proposed transferee of any Offered Interest that states (a) the form and amount of consideration being offered by such proposed transferee for such Offered Interest, (b) other material terms of the proposed transfer, and (c) the proposed timetable for the consummation of the proposed transfer.

Bring-Along Sale. Shall have the meaning set forth in Section 11.5.

Business Day. Any day other than Saturday, Sunday or any legal holiday observed in the State of Delaware.

Capital Account. Means, with respect to any Member, the Capital Account maintained for such Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and the following provisions:

(a) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's share of Profits, and any items in the nature of income or gain that are specially allocated to such Member pursuant to Section 10.2, and the amount of any Company liabilities that are assumed by such Member (other than liabilities that are secured by any Company property distributed to such Member, provided the Gross Asset Value of such distributed property exceeds the assumed liabilities);

(b) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), such Member's share of Losses, and any items in the nature of expenses or losses that are specially allocated to such Member pursuant to Section 10.2, and the amount of any liabilities of such Member that are assumed by the Company (other than liabilities that are secured by any property contributed by such Member to the Company);

(c) In the event any Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest. In the case of a sale or exchange of Units at a time when an election under Code Section 754 is in effect, the Capital Account of the transferee shall not be adjusted to reflect the adjustments to the adjusted tax bases of Company property required under Code Sections 754 and 743, except as otherwise permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(m);

(d) In determining the amount of any liability for purposes of clauses (a) and (b) of this definition of Capital Account, there shall be taken into account Code Section 752(c) and the Treasury Regulations promulgated thereunder, and any other applicable provisions of the Code and Regulations;

(e) In the event the Gross Asset Values of Company assets are adjusted pursuant to clauses (b) and (d) of the definition of Gross Asset Value, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the manner in which unrealized income, gain, loss and deduction inherent in all Company assets (that has not been previously reflected in the Capital Accounts) would be allocated pursuant to Section 10 if there were a taxable disposition of Company property at fair market value. Similarly, in the event of a Distribution of Company assets to a Member (whether in connection with a liquidation or otherwise), the Capital Accounts shall be adjusted to reflect the manner in which unrealized income, gain, loss and deduction inherent in such distributed assets (not previously reflected in Capital Accounts) would be allocated pursuant to Section 10 if there were a taxable disposition of such distributed assets at fair market value; and

(f) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Managing Member may make such modification, provided that it is not likely to have a material effect on the amounts distributable by the Company to any Member upon the dissolution of the Company or otherwise materially affect the economic agreement of the Members as provided in this Agreement.

Capital Contribution. Means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property, or services, or any combination thereof, contributed (or deemed contributed) from time to time by such Member to the Company (net of any liabilities secured by such property or to which such property is otherwise subject). Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor of a Member.

Certificate. Shall have the meaning set forth in the Recitals.

Code. Means the Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of prior or succeeding law.

Commission. Shall have the meaning set forth in Section 6.8(q).

Company. Folk Revival LLC, a limited liability company formed under the laws of the State of Delaware, and any successor limited liability company.

Company Business. Means the development, marketing, distribution, and sale of food products under the "Folk Revival" trade name, and such other additional related or unrelated businesses as the Managing Member may determine from time to time.

Company IP. Means all proprietary information associated with the conduct of the Company Business, including all the specifications for the Company's products (including, without limitation, the formulas, product recipes, product specifications and manufacturing processes used to produce

each of such products), and all trade secrets, trade names, trademarks, trade dress, copyrights, logo types, artwork, commercial symbols, patents, or similar rights or registrations, branding labels and designs used on, or in connection with, the Company's products or services now or hereafter held or applied for in connection therewith.

Company Minimum Gain. Shall have the same meaning as "Partnership Minimum Gain" set forth in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

Company Right of First Refusal Option. Shall have the meaning set forth in Section 11.6(b).

Company Right of First Refusal Option Period. Shall have the meaning set forth in Section 11.6(b).

Depreciation. Means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period for U.S. federal income tax purposes, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

Disposition (Dispose). Any sale, assignment, exchange, mortgage, refinancing, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

Dissolution Event. Shall have the meaning set forth in Section 12.1.

Distribution. Means a transfer of cash or property of the Company to a Member on account of the Units held by such Member, as described in Sections 9.1 and 12.3(c).

Effective Date. Shall have the meaning set forth in the introductory paragraph.

Folk Revival Corporation. Shall have the meaning set forth in Section 12.6(a).

Fiscal Year. Means the calendar year, except that the first Fiscal Year of the Company shall have commenced on the date of commencement of the Company and end on the next succeeding December 31st, and the last Fiscal Year of the Company shall end on the date on which the Company shall terminate and commence on January 1st immediately preceding such date of termination.

Founder. Shall mean David Cantor in his capacity as a Member.

GL. Shall have the meaning set forth in Section 14.17.

Gross Asset Value. Means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as set forth herein or as otherwise determined by the Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Managing Member, as of the following times: (i) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Member of more than a de minimis amount of property or money as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*); and (iv) in connection with the grant of Units (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity, provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Managing Member shall reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of Distribution, as determined by the distribute and the Managing Member;

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (i) Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*) and (ii) subparagraph (f) of the definition of "Profits and Losses" or Section 10.2(g), provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent the Managing Member determines that an adjustment pursuant to clause (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (a), (b), or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Gross Equity Value. Means, at the time of acceptance of the terms of a Partial Sale, the amount which would have been attributable to the sale of 100% of the Units or assets of the Company, which shall be computed by dividing (i) the price offered for a particular fraction of 100% of the Units or assets, by (ii) such fraction. For example, if $10,000,000 is offered for 50% the Membership Interests, the Gross Equity Value will be $10,000,000 / (0.50), or $20,000,000.

Implied Unit Value. Means an amount that would be payable per Unit pursuant to Section 12.3 in a hypothetical Liquidation Event based upon the facts as of the date the Implied Unit Value is being determined, as follows: the Implied Unit Value shall be an amount equal to the amount that such Member would have received per Unit had the Company sold 100% of the assets it owned for their Gross Equity Value, and distributed such sale proceeds to the Members in under Section 12.3.

Incentive Units. Shall have the meaning set forth in Section 6.9.

Information. Shall have the meaning set forth in Section 13.1.

Initial Capital Accounts. The agreed (book) Capital Account of each Member as of the close of business on the Effective Date as described in Section 8.1.

IPO. Shall have the meaning set forth in Section 11.8(v).

Liquidation Event. Means any of: (i) the sale, lease, transfer, assignment, conveyance or other disposition of the majority of the Company's assets and/or equity (including by means of a merger, consolidation, dissolution, Bring-Along Sale or otherwise); (ii) the filing of an application by the Company for, or a consent to, the appointment of a trustee or custodian of the Company's assets; (iii) the filing of a pleading in any court of record admitting in writing the Company's inability to generally pay its debts as they become due; (iv) the permitting or suffering to exist the involuntary commencement of, or the Company's voluntarily commencement of any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency laws, or the permitting or suffering to exist the involuntary commencement of, or the Company's voluntarily commencement of any dissolution, winding up or liquidation proceeding; or (v) the making by the Company of a general assignment for the benefit of creditors.

Managing Member. Shall have the meaning set forth in Section 7.2.

Member. Any Person executing this Agreement as a Member, prior to, on, or after the Effective Date, or a Substitute Member.

Member Nonrecourse Debt. Shall have the same meaning as "Partner Nonrecourse Debt" set forth in Treasury Regulations Section 1.704-2(b)(4).

Member Nonrecourse Debt Minimum Gain. Means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

Member Nonrecourse Deductions. Shall have the same meaning as "Partner Nonrecourse Deductions" set forth in Treasury Regulations Section 1.704-2(i)(1) and 1.704-2(i)(2).

Membership Interest. The rights of a Member to Distributions (liquidating or otherwise) and allocations of the Profits, Losses, gains, deductions, and credits of the Company, and, to the extent permitted by this Agreement, to possess and exercise voting rights, all as set forth in Schedule A. For clarification, a Member's Membership Interest is often expressed with the term "Units".

Minority Members. Shall have the meaning set forth in Section 11.5.

Net Cash Flow. Shall mean for any period, the positive difference, if any, between:

(a) the sum of:

(i) all cash received by the Company (including without limitation Capital Contributions and the proceeds of any loan) during such period, plus

(ii) any amounts drawn from the reserves of the Company during such period (as reasonably determined by the Managing Member); and

(b) the sum of:

(i) any cash expenditures (including without limitation expenditures for capital improvements, debt service, including without limitation, any line of credit, taxes and insurance premiums) made or to be made in connection with the operation of the business of the Company during such period, plus

(ii) the amount of any additional reserves of the Company set aside during such period (as reasonably determined by the Managing Member).

New Issuance. Shall have the meaning set forth in Section 11.8.

Nonrecourse Deductions. Shall have meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

Nonrecourse Liability. Shall have the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

Non-Transferring Member. Shall have the meaning set forth in Section 11.6(a).

Non-Transferring Member Right of First Refusal Option. Shall have the meaning set forth in Section 11.6(b).

Non-Transferring Member Right of First Refusal Option Period. Shall have the meaning set forth in Section 11.6(b).

OFAC. Shall have the meaning set forth in Section 6.8(v).

Offending Member. Shall have the meaning set forth in Section 6.13(a).

Offered Interest. Shall have the meaning in Section 11.6(a).

Offeror. Shall have the meaning set forth in Section 11.6(a).

Organization. A Person other than a natural person, including without limitation corporations (both non-profit and other corporations), partnerships (both limited and general), joint

ventures, limited liability companies, business trusts and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

Partial Sale. Means a transaction in which fewer than 100% of the Units, or less than all (or substantially all) of the Company's assets, are sold.

Partial Sale Percentage. Means the percentage of the Units or assets, as applicable, that are sold in the Partial Sale.

Percentage Interest. Except as otherwise provided herein, the "Percentage Interest" of each Member as of any date shall be the percentage equivalent of the fraction that (a) has its numerator the total number of Units owned by such Member as of such date and (b) has as its denominator the total number of issued and outstanding Units as of such date. To the extent Incentive Units are not eligible to participate in a matter involving the calculation of Percentage Interests, such Incentive Units shall be excluded from such calculation.

Permissible Transferee. Shall have the meaning set forth in Section 11.3.

Person. An individual, trust, estate, or any Organization permitted to be a member of a limited liability company under the laws of the State of Delaware.

Profits and Losses. Means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss and each item of income, gain, expense, deduction and loss shall be allocable to the Members in accordance herewith), with the following adjustments for purposes of adjusting Capital Accounts and maintaining the same in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv):

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definitional section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (b) or (c) of the definition of "Gross Asset Value", the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the provisions of the definition of "Depreciation";

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Section 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definitional section, any items which are specially allocated pursuant to Section 10.2 shall not be taken into account in computing Profits or Losses.

The amount of the items of partnership income, gain, loss or deduction available to be specially allocated pursuant to Sections 10.2 and 10.3 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (g) above.

Property. Any property, real or personal, tangible or intangible, including, but not limited to, the capital stock, ownership interests, membership interests, partnership interests or other interests of any Organization; money; and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

Proprietary Information. Shall have the meaning set forth in Section 13.1.

Purchase Price. Shall have the meaning set forth in Section 11.6(b).

Qualified Appraiser. Shall have the meaning set forth in Section 11.6(d).

Remainder Notice. Shall have the meaning set forth in Section 11.6(b).

Repurchase Notice. Shall have the meaning set forth in Section 6.13(b).

Revised Partnership Audit Provisions. Shall have the meaning set forth in Section 10.6.

Right of First Refusal Notice. Shall have the meaning set forth in Section 11.6(a).

Rule 144. Shall have the meaning set forth in Section 6.8(q).

Schedule A. Schedule A to this Agreement setting forth: (a) the name of each Member and (b) the number of Units, in each case, as of the Effective Date (or as of such later date as may be indicated on Schedule A).

Securities Act. Shall have the meaning set forth in Section 6.8(k).

Selling Member. Shall have the meaning set forth in Section 11.5.

Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to Section 11.3 of this Agreement.

Tag-Along Exercise Notice. Shall have the meaning set forth in Section 11.7(a).

Tag-Along Notice. Shall have the meaning set forth in Section 11.7(a).

Tag-Along Option Period. Shall have the meaning set forth in Section 11.7(a).

Tax Amount. Shall have the meaning set forth in Section 9.1(b).

Tax Distribution. Shall have the meaning set forth in Section 9.1(b).

Treasury Regulations. All final regulations promulgated under the Code as from time to time in effect, except where preceded by the word "Proposed" or "Temporary" (in which case the reference shall be to proposed or temporary regulations, as the case may be).

Unit. A unit of Membership Interest that is authorized to be issued under this Agreement. A Unit is divisible into fractional parts. The Company is authorized to issue an unlimited number of Units. Voting, the granting or withholding of consents or approvals, and allocation of Profits and Losses and Distributions shall be made pursuant to the applicable provisions of this Agreement.

Withholding Delinquent Member. Shall have the meaning set forth in Section 9.5.